SCHEDULE A

TO

 AMENDED AND RESTATED DECLARATION OF TRUST

OF

MANAGER DIRECTED PORTFOLIOS

SCHEDULE OF PORTFOLIOS AND CLASSES

AMENDED AND RESTATED AS OF FEBRUARY 6, 2017

Portfolio	Class of Shares
Hood River Small-Cap Growth Fund	Institutional Shares
Hood River Small-Cap Growth Fund	Investor Shares
Hood River Small-Cap Growth Fund	Retirement Shares
Mar Vista Strategic Growth Fund	Institutional Shares
Pemberwick Fund	N/A